Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)
The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion: Dated February 3, 2025

Pricing Supplement dated February __, 2025 to the Prospectus dated December 20, 2023, the Prospectus Supplement dated December 20, 2023, the Underlying Supplement No. 1A dated May 16, 2024 and the Product Supplement No. 1A dated May 16, 2024

$ Barrier Digital Notes Linked to the S&P 500® Futures Excess Return Index, Due February 28, 2030 Royal Bank of Canada

Royal Bank of Canada is offering Barrier Digital Notes (the “Notes”) linked to the performance of the S&P 500® Futures Excess Return Index (the “Underlier”).

•	Enhanced Return Potential with a Digital Return — If the Final Underlier Value is greater than or equal to the Initial Underlier Value, at maturity, investors will receive a return equal to the greater of (a) the Underlier Return and (b) the Digital Return of at least 50% (to be determined on the Trade Date).

•	Contingent Return of Principal at Maturity — If the Final Underlier Value is less than the Initial Underlier Value, but is greater than or equal to the Barrier Value (70% of the Initial Underlier Value), at maturity, investors will receive the principal amount of their Notes. If the Final Underlier Value is less than the Barrier Value, at maturity, investors will lose 1% of the principal amount of their Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value.

•	The Notes do not pay interest.

•	Any payments on the Notes are subject to our credit risk.

•	The Notes will not be listed on any securities exchange.

CUSIP: 78017KQR6

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-7 of this pricing supplement and “Risk Factors” in the accompanying prospectus, prospectus supplement and product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this pricing supplement. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. The Notes are not bail-inable notes and are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

	Per Note	Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	4.00%	$
Proceeds to Royal Bank of Canada	96.00%	$

(1) We or one of our affiliates may pay varying selling concessions of up to $40.00 per $1,000 principal amount of Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $960.00 and $1,000.00 per $1,000 principal amount of Notes. In addition, we or one of our affiliates may pay a broker-dealer that is not affiliated with us a referral fee of up to $5.00 per $1,000 principal amount of Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $877.10 and $927.10 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. The final pricing supplement relating to the Notes will set forth the initial estimated value. The market value of the Notes at any time will reflect many factors, cannot be predicted with accuracy and may be less than this amount. We describe the determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Barrier Digital Notes Linked to the S&P 500® Futures Excess Return Index

KEY TERMS

The information in this “Key Terms” section is qualified by any more detailed information set forth in this pricing supplement and in the accompanying prospectus, prospectus supplement, underlying supplement and product supplement.

Issuer:	Royal Bank of Canada
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Underlier:	The S&P 500® Futures Excess Return Index
Bloomberg Ticker	Initial Underlier Value(1)	Barrier Value(2)
SPXFP
(1) The closing value of the Underlier on the Trade Date
(2) 70% of the Initial Underlier Value (rounded to two decimal places)
Trade Date:	February 25, 2025
Issue Date:	February 28, 2025
Valuation Date:*	February 25, 2030
Maturity Date:*	February 28, 2030
Payment at Maturity:

Investors will receive on the Maturity Date per $1,000 principal amount of Notes:

• If the Final Underlier Value is greater than or equal to the Initial Underlier Value, an amount equal to:

$1,000 + ($1,000 × the greater of (a) Underlier Return and (b) Digital Return)

• If the Final Underlier Value is less than the Initial Underlier Value, but is greater than or equal to the Barrier Value: $1,000

• If the Final Underlier Value is less than the Barrier Value, an amount equal to:

$1,000 + ($1,000 × Underlier Return)

If the Final Underlier Value is less than the Barrier Value, you will lose a substantial portion or all of your principal amount at maturity. All payments on the Notes are subject to our credit risk.

Digital Return:	At least 50%, to be determined on the Trade Date
Underlier Return:	The Underlier Return, expressed as a percentage, is calculated using the following formula: Final Underlier Value – Initial Underlier Value Initial Underlier Value
Final Underlier Value:	The closing value of the Underlier on the Valuation Date
Calculation Agent:	RBCCM

* Subject to postponement. See “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

P-2	RBC Capital Markets, LLC

Barrier Digital Notes Linked to the S&P 500® Futures Excess Return Index

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the Notes are a part, the underlying supplement no. 1A dated May 16, 2024 and the product supplement no. 1A dated May 16, 2024. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this pricing supplement differs from the information contained in the documents listed below, you should rely on the information in this pricing supplement.

You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the documents listed below, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Underlying Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006773/dp211259_424b2-us1a.htm

•	Product Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006777/dp211286_424b2-ps1a.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank of Canada,” the “Bank,” “we,” “our” and “us” mean only Royal Bank of Canada.

P-3	RBC Capital Markets, LLC

Barrier Digital Notes Linked to the S&P 500® Futures Excess Return Index

Supplemental Terms of the Notes

Notwithstanding anything to the contrary in the accompanying product supplement, for purposes of the Notes:

•	a market disruption event will occur with respect to the Underlier if one or more of the following events occurs, in each case as determined by the Calculation Agent in its sole discretion: (i) the occurrence of a market disruption event with respect to the S&P 500® Index pursuant to the provisions of “General Terms of the Notes—Indices—Market Disruption Events” in the accompanying product supplement; or (ii) the occurrence of a market disruption event with respect to the Underlier pursuant to the provisions of “General Terms of the Notes—Indices—Market Disruption Events” in the accompanying product supplement, where “components” as used in that section means, for this purpose, any futures contract included in the Underlier;

•	“scheduled trading day” as used in the accompanying product supplement means, with respect to the Underlier, any day on which the exchanges on which all futures contracts included in the Underlier are scheduled to be open for trading, as determined by the Calculation Agent in its sole discretion; and

•	“Fallback Value” as used in the accompanying product supplement means, with respect to the Underlier and the Final Disrupted Determination Date (as defined in the accompanying product supplement) for a Determination Date (as defined in the accompanying product supplement), the closing value of the Underlier on that Final Disrupted Determination Date determined by the Calculation Agent in accordance with the formula for and method of calculating the closing value of the Underlier last in effect prior to the commencement of the market disruption event, using the closing price (or, if trading in the relevant futures contract has been materially suspended or materially limited, the Calculation Agent’s good faith estimate of the closing price that would have prevailed but for that suspension or limitation) on that Final Disrupted Determination Date of each futures contract most recently constituting the Underlier, as well as any futures contract required to roll any expiring futures contract in accordance with the method of determining the composition of the Underlier.

P-4	RBC Capital Markets, LLC

Barrier Digital Notes Linked to the S&P 500® Futures Excess Return Index

HYPOTHETICAL RETURNS

The table and examples set forth below illustrate hypothetical payments at maturity for hypothetical performance of the Underlier, based on the Barrier Value of 70% of the Initial Underlier Value and a hypothetical Digital Return of 50% (the actual Digital Return will be determined on the Trade Date). The table and examples are only for illustrative purposes and may not show the actual return applicable to investors.

Hypothetical Underlier Return	Payment at Maturity per $1,000 Principal Amount of Notes	Payment at Maturity as Percentage of Principal Amount
80.00%	$1,800.00	180.000%
70.00%	$1,700.00	170.000%
60.00%	$1,600.00	160.000%
50.00%	$1,500.00	150.000%
40.00%	$1,500.00	150.000%
30.00%	$1,500.00	150.000%
20.00%	$1,500.00	150.000%
10.00%	$1,500.00	150.000%
5.00%	$1,500.00	150.000%
2.00%	$1,500.00	150.000%
0.00%	$1,500.00	150.000%
-0.01%	$1,000.00	100.000%
-5.00%	$1,000.00	100.000%
-10.00%	$1,000.00	100.000%
-20.00%	$1,000.00	100.000%
-30.00%	$1,000.00	100.000%
-30.01%	$699.90	69.990%
-40.00%	$600.00	60.000%
-50.00%	$500.00	50.000%
-60.00%	$400.00	40.000%
-70.00%	$300.00	30.000%
-80.00%	$200.00	20.000%
-90.00%	$100.00	10.000%
-100.00%	$0.00	0.000%

Example 1 —	The value of the Underlier increases from the Initial Underlier Value to the Final Underlier Value by 2%, resulting in a return equal to the Digital Return.
	Underlier Return:	2%
	Payment at Maturity:	$1,000 + ($1,000 × the greater of (a) 2% and (b) 50%) = $1,000 + ($1,000 × 50%) = $1,000 + $500 = $1,500

In this example, the payment at maturity is $1,500 per $1,000 principal amount of Notes, for a return of 50%.

Because the Final Underlier Value is greater than or equal to the Initial Underlier Value and the Underlier Return is less than the Digital Return, investors receive a return equal to the Digital Return.

P-5	RBC Capital Markets, LLC

Barrier Digital Notes Linked to the S&P 500® Futures Excess Return Index
Example 2 —	The value of the Underlier increases from the Initial Underlier Value to the Final Underlier Value by 70%.
	Underlier Return:	70%
	Payment at Maturity:	$1,000 + ($1,000 × the greater of (a) 70% and (b) 50%) = $1,000 + ($1,000 × 70%) = $1,000 + $700 = $1,700

In this example, the payment at maturity is $1,700 per $1,000 principal amount of Notes, for a return of 70%.

Because the Underlier Return is greater than the Digital Return, investors receive a return equal to the Underlier Return.

Example 3 —	The value of the Underlier decreases from the Initial Underlier Value to the Final Underlier Value by 10% (i.e., the Final Underlier Value is below the Initial Underlier Value but above the Barrier Value).
	Underlier Return:	-10%
	Payment at Maturity:	$1,000

In this example, the payment at maturity is $1,000 per $1,000 principal amount of Notes, for a return of 0%.

Because the Final Underlier Value is greater than the Barrier Value, investors receive a full return of the principal amount of their Notes.

Example 4 —	The value of the Underlier decreases from the Initial Underlier Value to the Final Underlier Value by 50% (i.e., the Final Underlier Value is below the Barrier Value).
	Underlier Return:	-50%
	Payment at Maturity:	$1,000 + ($1,000 × -50%) = $1,000 – $500 = $500

In this example, the payment at maturity is $500 per $1,000 principal amount of Notes, representing a loss of 50% of the principal amount.

Because the Final Underlier Value is less than the Barrier Value, investors do not receive a full return of the principal amount of their Notes.

Investors in the Notes could lose a substantial portion or all of the principal amount of their Notes at maturity.

P-6	RBC Capital Markets, LLC

Barrier Digital Notes Linked to the S&P 500® Futures Excess Return Index

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Terms and Structure of the Notes

•	You May Lose a Portion or All of the Principal Amount at Maturity — If the Final Underlier Value is less than the Barrier Value, you will lose 1% of the principal amount of your Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value. You could lose a substantial portion or all of your principal amount at maturity.

•	The Notes Do Not Pay Interest, and Your Return on the Notes May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity — There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest-bearing debt securities.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities, and your receipt of any amounts due on the Notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the Notes.

•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Underlier on the Dates Specified — Any payment on the Notes will be determined based on the closing values of the Underlier on the dates specified. You will not benefit from any more favorable value of the Underlier determined at any other time.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and significant aspects of the tax treatment of the Notes are uncertain. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.

Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes

•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so and, if they choose to do so, may stop any market-making activities at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBCCM or any of our other affiliates is willing to buy the Notes. Even if a secondary market for the Notes develops, it may not provide enough liquidity to allow you to easily trade or sell the Notes. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial. If you sell your Notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer significant losses. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

P-7	RBC Capital Markets, LLC

Barrier Digital Notes Linked to the S&P 500® Futures Excess Return Index
•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price — The initial estimated value of the Notes will be less than the public offering price of the Notes and does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the value of the Underlier, the internal funding rate we pay to issue securities of this kind (which is lower than the rate at which we borrow funds by issuing conventional fixed rate debt) and the inclusion in the public offering price of the underwriting discount, the referral fee, our estimated profit and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, the referral fee, our estimated profit or the hedging costs relating to the Notes. In addition, any price at which you may sell the Notes is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on a secondary market rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary market price will be less than if the internal funding rate were used.

•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our internal funding rate (which represents a discount from our credit spreads), expectations as to dividends, interest rates and volatility and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

Risks Relating to Conflicts of Interest and Our Trading Activities

•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest — You should make your own independent investigation of the merits of investing in the Notes. Our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes due to our and our affiliates’ business and trading activities, and we and our affiliates have no obligation to consider your interests in taking any actions that might affect the value of the Notes. Trading by us and our affiliates may adversely affect the value of the Underlier and the market value of the Notes. See “Risk Factors—Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest — As Calculation Agent, our affiliate, RBCCM, will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, the Calculation Agent may be required to make discretionary judgments, including those described under “—Risks Relating to the Underlier” below. In making these discretionary judgments, the economic interests of the Calculation Agent are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes. The Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any determinations with respect to the Notes.

Risks Relating to the Underlier

•	You Will Not Have Any Rights to the Futures Contracts Included in the Underlier or the Securities Included in the Reference Index — As an investor in the Notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the futures contracts included in the Underlier or the securities included in the S&P 500® Index (the “Reference Index”).

P-8	RBC Capital Markets, LLC

Barrier Digital Notes Linked to the S&P 500® Futures Excess Return Index
•	The Underlier Reflects the Price Return of the Futures Contracts Composing the Underlier, Not the Total Return — The return on the Notes is based on the performance of the Underlier, which reflects changes in the market prices of the futures contracts composing the Underlier and positive or negative yields associated with rolling those futures contracts. The Underlier is not a “total return” index that, in addition to reflecting those price and roll returns, would also reflect interest on a hypothetical cash position collateralizing the futures contracts composing the Underlier.

•	The Performance of the Underlier Will Differ from the Performance of the Reference Index — A variety of factors can lead to a disparity between the performance of an equity index futures contract and the index referenced by those futures contracts, including the expected dividend yields of the equity securities included in that index, an implicit financing cost associated with the futures contract and policies of the exchange on which the futures contracts are traded, such as margin requirements. A decline in expected dividends yields or an increase in margin requirements may adversely affect the performance of the Underlier. In addition, the implicit financing cost will negatively affect the performance of the Underlier, with a greater negative effect when market interest rates are higher. During periods of high market interest rates, the Underlier is likely to underperform the Reference Index, perhaps significantly.

•	Negative Roll Returns Associated with the Futures Contracts Composing the Underlier May Adversely Affect the Level of the Underlier and the Value of the Notes — Unlike equity securities, the futures contracts composing the Underlier, by their terms, have stated expirations. As the futures contracts composing the Underlier approach expiration, they are replaced by contracts of the same series that have a later expiration. For example, a futures contract notionally purchased and held in June may specify a September expiration date. As time passes, the contract expiring in September is replaced by a contract for delivery in December. This is accomplished by notionally selling the September contract and notionally purchasing the December contract. This process is referred to as “rolling.” Excluding other considerations, if prices are higher in the distant delivery months than in the nearer delivery months, the notional purchase of the December contract would take place at a price that is higher than the price of the September contract, thereby creating a negative “roll return.” Negative roll returns adversely affect the returns on the futures contracts composing the Underlier and, therefore, the value of the Underlier and any payments on, and the value of, the Notes. Because of the potential effects of negative roll returns, it is possible for the value of the Underlier to decrease significantly over time, even when the levels of the Reference Index are stable or increasing.

•	The Underlier Is Subject to Significant Risks Associated with Futures Markets — Futures markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, the participation of speculators and government regulation and intervention. In addition, futures exchanges generally have regulations that limit the amount of the futures contract price fluctuations that may occur in a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of those limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could delay the calculation of the value of the Underlier. These factors and others can cause the prices of the futures contracts composing the Underlier to be volatile and could adversely affect the value of the Underlier and any payments on, and the value of, your Notes.

•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event — The timing and amount of any payment on the Notes is subject to adjustment upon the occurrence of a market disruption event affecting the Underlier. If a market disruption event persists for a sustained period, the Calculation Agent may make a determination of the closing value of the Underlier. See “General Terms of the Notes—Indices—Market Disruption Events,” “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement as supplemented by “Supplemental Terms of the Notes” in this pricing supplement.

•	Adjustments to the Underlier or the Reference Index Could Adversely Affect Any Payments on the Notes — The sponsor of the Reference Index may add, delete, substitute or adjust the securities composing the Reference Index or the sponsor of the Underlier or the Reference Index may make methodological changes to the Underlier or the Reference Index, as applicable, that could affect its performance. The Calculation Agent will calculate the value to be used as the closing value of the Underlier in the event of certain material changes in, or modifications to, the Underlier.

P-9	RBC Capital Markets, LLC

Barrier Digital Notes Linked to the S&P 500® Futures Excess Return Index

In addition, the sponsor of the Underlier may also discontinue or suspend calculation or publication of the Underlier at any time. Under these circumstances, the Calculation Agent may select a successor index that the Calculation Agent determines to be comparable to the Underlier or, if no successor index is available, the Calculation Agent will determine the value to be used as the closing value of the Underlier. Any of these actions could adversely affect the value of the Underlier and, consequently, the value of the Notes. See “General Terms of the Notes—Indices—Discontinuation of, or Adjustments to, an Index” in the accompanying product supplement.

P-10	RBC Capital Markets, LLC

Barrier Digital Notes Linked to the S&P 500® Futures Excess Return Index

INFORMATION REGARDING THE UNDERLIER

The Underlier measures the performance of a rolling position in the nearest maturing quarterly E-mini® S&P 500® futures contracts trading on the Chicago Mercantile Exchange. E-mini® S&P 500® futures contracts are U.S. dollar-denominated futures contracts based on the S&P 500® Index. The S&P 500® Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For more information about the Underlier, see “Indices—The S&P 500® Futures Excess Return Index” in the accompanying underlying supplement.

Historical Information

The following graph sets forth historical closing values of the Underlier for the period from January 1, 2015 to January 31, 2025. The red line represents a hypothetical Barrier Value based on the closing value of the Underlier on January 31, 2025. We obtained the information in the graph from Bloomberg Financial Markets, without independent investigation. We cannot give you assurance that the performance of the Underlier will result in the return of all of your initial investment.

S&P 500® Futures Excess Return Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-11	RBC Capital Markets, LLC

Barrier Digital Notes Linked to the S&P 500® Futures Excess Return Index

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations.” The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.

Generally, this discussion assumes that you purchased the Notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to the Underlier. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a Note.

In the opinion of our counsel, which is based on current market conditions, it is reasonable to treat the Notes for U.S. federal income tax purposes as prepaid financial contracts that are “open transactions,” as described in the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Financial Contracts that are Open Transactions” in the accompanying product supplement. There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it. Moreover, because this treatment of the Notes and our counsel’s opinion are based on market conditions as of the date of this preliminary pricing supplement, each is subject to confirmation on the Trade Date. A different tax treatment could be adverse to you. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your Notes (including upon maturity or an earlier redemption, if applicable) and (ii) the gain or loss on your Notes should be treated as short-term capital gain or loss unless you have held the Notes for more than one year, in which case your gain or loss should be treated as long-term capital gain or loss.

We do not plan to request a ruling from the IRS regarding the treatment of the Notes. An alternative characterization of the Notes could materially and adversely affect the tax consequences of ownership and disposition of the Notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Non-U.S. Holders. As discussed under “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The Treasury regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on certain determinations made by us, we expect that Section 871(m) will not apply to the Notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. If necessary, further information regarding the potential application of Section 871(m) will be provided in the final pricing supplement for the Notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

P-12	RBC Capital Markets, LLC

Barrier Digital Notes Linked to the S&P 500® Futures Excess Return Index

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The Notes are offered initially to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this pricing supplement. We or one of our affiliates may pay the underwriting discount and may pay a broker-dealer that is not affiliated with us a referral fee, in each case as set forth on the cover page of this pricing supplement.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based on the price that RBCCM may pay for the Notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately five months after the Issue Date, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount, the referral fee or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of the underwriting discount, the referral fee and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

RBCCM or another of its affiliates or agents may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

For additional information about the settlement cycle of the Notes, see “Plan of Distribution” in the accompanying prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

STRUCTURING THE NOTES

The Notes are our debt securities. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under structured notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. The lower internal funding rate, the underwriting discount, the referral fee and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes being less than their public offering price. Unlike the initial estimated value, any value of the Notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with RBCCM and/or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, volatility and the tenor of the Notes. The economic terms of the Notes and the initial estimated value depend in part on the terms of these hedging arrangements.

See “Selected Risk Considerations—Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes—The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price” above.

P-13	RBC Capital Markets, LLC